FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2008

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated May 28, 2008 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	May 28, 2008

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release – 1	May 28, 2008

Consolidated Revenue in 2007-08 grows by 9.3% to Rs. 40340.79 crores, Profit at Rs. 2167.70 crores

Consolidated financial results for the year ended March 31, 2008

Mumbai, May 28, 2008: Tata Motors today reported consolidated gross revenue of Rs. 40340.79 crores in 2007-08, a growth of 9.3% compared to Rs. 36922.61 crores in 2006-07.

The consolidated revenues (net of excise) at Rs. 35651.48 crores posted a growth of 10.2% over Rs. 32361.20 crores in the previous year. The Consolidated Profit before Tax (PBT) for the year was Rs. 3086.29 crores compared to Rs. 3088.00 crores. The Consolidated Profit after tax (PAT) for the year was Rs. 2167.70 crores, a marginal decrease over Rs. 2169.99 crores in the previous year.

Tata Motors has reported a Basic Earnings Per Share (EPS) of Rs. 56.24 for its consolidated operations as against Rs. 56.43 in 2006-07.

Tata Motors stand-alone financial results

Financial year ended March 31, 2008

Tata Motors gross revenue for the financial year 2007-08 was Rs. 33093.93 crores (2006-07: Rs. 31819.48 crores).

The revenues (net of excise) at Rs.28730.82 crores posted a growth of 4.6% over Rs. 27470.03 crores in the previous year. The PBT for the year is Rs. 2576.47 crores, an increase of 0.1% over Rs. 2573.18 crores last year. The PAT for the year is Rs. 2028.92 crores, an increase of 6% over Rs.1913.46 crores last year.

The Company’s margins were under pressure during the year due to rising interest rates, constraints in availability of vehicle financing from outside sources and unprecedented increase in input prices. The Company has focused on cost reduction measures. There have been delays in the introduction of two new products, which are expected to be launched in the very near future.

The total sales volume (including exports) for 2007-08 is 585,649 units, highest ever of the Company, compared to 580,280 units in 2006-07. The Company maintained its leadership position in commercial vehicles and was among the top three players in the passenger vehicles, although it lost some market share. In the domestic market, commercial vehicles’ sales increased by 4.8% to 312,935 units and passenger vehicles’ sales at 218,055 units declined by 4.5%.

This year was a historical year for the Company marked with two path breaking events—the unveiling of the Tata Nano—the world’s least expensive car and the signing of the definitive agreement with Ford Motor Company for purchase of the Jaguar and Land Rover businesses. A number of new products were launched towards the end of the year. In passenger vehicles, new launches include the Indica V2 with a common rail diesel (DICOR) offering, the Indigo CS (the world’s first sub 4-metre sedan), the Indigo LS (an entry level DICOR offering), the Sumo Grande, and the Safari DICOR 2.2 VTT range. Commercial vehicle introduction during 2007-08 included the new Magic and Winger range for passenger transportation, state-of-the-art low-floor CNG-propelled buses and several trucks, tippers and tractor-trailers from 9 tonnes to 49 tonnes. These product launches would help the Company regain some of its market share.

While Tata Motors’ new plant at Pant Nagar (in Uttarakhand) for Ace and Magic range of vehicles went on stream during 2007-08, construction activity is on at Singur (in West Bengal) for the Tata Nano and at Dharwad (in Karnataka) for buses to be manufactured by the Company’s joint venture, Tata Marcopolo Motors Limited. The existing plants at Pune, Jamshedpur and Lucknow are undergoing expansion and modernization.

The automobile industry including Tata Motors is expected to face challenging times ahead due to unprecedented increase in input prices and continuing adverse economic situation in India and globally.

Dividend

The Board of Directors has recommended a dividend of Rs.15/- per share of Rs.10/- each for the financial year 2007-08 (2006-07: Rs.15/-). The dividend is subject to approval of shareholders; tax on the dividend will be borne by the Company.

The Audited Financial Results for the financial year ended March 31, 2008, are enclosed.

News Release – 2	May 28, 2008

RAISING OF LONG TERM CAPITAL FUNDS

Mumbai, May 28, 2008:

At the Board Meeting of the Company held today, the Board, inter alia, decided to raise an amount of about Rs.7,200 crores through three simultaneous but unlinked Rights Issues of the following securities:-

1.	A Rights Issue of Equity Shares upto Rs.2,200 crores;

2.	A Rights Issue of ‘A’ Equity Shares carrying differential voting rights (1 vote for every 10 ‘A’ Equity Shares) upto Rs.2,000 crores;

3.	A Rights Issue of 5-year 0.5% Convertible Preference Shares (CCPs) upto Rs.3000 crores, optionally convertible into ‘A’ Equity Shares after 3 years but before 5 years from the date of allotment.

In view of the normal time taken to complete the procedures and documentation involved in making Rights Issues, the precise terms of the above issues (e.g. ratios on which these securities would be offered, the offer price and the conversion price of the CCPs) will be decided when the issues are ready to be made. The issues are subject to such approvals and clearances as may be required and may undergo some changes during this process.

On completion of the above Rights Issues, it is also proposed, as already announced earlier, to raise about $ 500/600 million through an appropriate issue of securities in the foreign markets on terms to be decided at that time.

On the above basis, it is presently estimated that the total equity capital of the company would increase by only about 30% to 35% through these issues during the current financial year. The incremental dividend on this increased capital would represent about 10% of the Company’s net profit for the Financial Year 2007-08. If the CCPs are converted between 2011 and 2013, the equity capital would then increase by only about 12% at that time, depending on the conversion price and if not converted, the CCPs would be redeemed (with the back-ended premium) in 2013.

The above fund raising proposals will be mainly used for financing the Jaguar-Land Rover acquisition (through a wholly-owned subsidiary of Tata Motors in the U.K.) which is expected to be completed shortly at an acquisition price of US $ 2.3 billion. Though the initial acquisition cost will be financed through bridging loans provided by a syndicate of banks, these loans would be fully repaid through the above mentioned capital raising schemes.

News Release – 3	May 28, 2008

The Annual General Meeting of the Company would be held on Thursday, July 24, 2008 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2008

Particulars		Year Ended March 31,
		2008	2007
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles	312935	298586
	Passenger cars and Utility vehicles	218055	228220
	Exports	54659	53474

		585649	580280

2	Vehicle Production:(in Nos.)
	Commercial vehicles	352728	339272
	Passenger cars and Utility vehicles	228630	245514

		581358	584786

(B)		(Rupees Crores)
1	Sales / Income from Operations	33093.93	31819.48
	Less: Excise Duty	4363.11	4349.45
	Net Sales / Income from Operations	28730.82	27470.03
2	Other income	483.18	245.19
3	Total Income [1+2]	29214.00	27715.22
4	Expenditure
	(a) Decrease / (Increase) in stock in trade and work in progress	40.48	(349.68)
	(b) Consumption of raw materials and components	18592.08	17915.73
	(c) Purchase of traded goods	1598.11	1459.20
	(d) Employee cost	1544.57	1368.09
	(e) Depreciation and Amortisation	652.31	586.29
	(f) Product development expenses	64.35	85.02
	(g) Other expenditure	4000.87	3829.53
	(h) Exchange gain (net) on revaluation of foreign currency borrowings, deposits and loans given [Note 2 below]	(137.61)	(65.21)
	(j) Sub total 4(a) to 4(h)	26355.16	24828.97
5	Interest and Discounting Charges
	(a) Gross interest and discounting charges	541.56	389.86
	(b) Interest income / Interest capitalised	(259.19)	(76.79)
	(c) Net interest and discounting charges	282.37	313.07
6	Exceptional items	—	—
7	Profit from Ordinary Activities before tax [3-4-5-6]	2576.47	2573.18
8	Tax expense	547.55	659.72
9	Net Profit from Ordinary Activities after tax [7-8]	2028.92	1913.46

10	Extraordinary Items (net of tax expense)	—	—
11	Net Profit for the period [9-10]	2028.92	1913.46
12	Paid-up Equity Share Capital (Face value of Rs. 10 each)	385.54	385.41
13	Reserves excluding Revaluation Reserve	7428.45	6458.39
14	Earnings Per Share (EPS)
	(a) Basic EPS before and after Extraordinary items Rupees	52.64	49.76
	(b) Diluted EPS before and after Extraordinary items Rupees	48.28	47.24
15	Public Shareholding
	- Number of Shares	207771594	214252323
	- Percentage of shareholding	53.89%	55.60%

Notes:-

1)	Figures for the previous year has been regrouped / reclassified wherever necessary.
2)	Consequent to the notification of the Companies (Accounting Standards) Rules, 2006, with effect from April 1, 2007, the foreign exchange differences in respect of liabilities for the acquisition of imported assets are required to be recognized in the profit and loss account against the earlier requirement of adjusting these differences to the carrying cost of such fixed assets.

Accordingly, foreign exchange gain of Rs 51.60 crores for the year ended March 31, 2008 has been included in 4(h) above and profit after tax for the year is higher by Rs 28.21 crores. Had such policy been followed in the previous year the profit after tax would have been higher by Rs. 12.05 crores for the year ended March 31, 2007.

3)	During the year ended March 31, 2008, the Company has sold 15% stake each, in subsidiary companies, HV Axles Limited (HVAL) and HV Transmissions Limited (HVTL). The Profit on sales of these shares amounting to Rs.138.75 crores is included in other income.
4)	The Company has entered into a definitive agreement with Ford Motor Company for the purchase of Jaguar Land Rover, comprising brands, plants and Intellectual Property Rights. The acquisition will be made through TML Holdings Ltd (UK), a wholly owned subsidiary company, for a consideration of approximately US $ 2.3 billion (approx. Rs. 9,228.75 crores as of March 31, 2008). The transfer of ownership is expected to close in the near future, subject to applicable regulatory approvals.
5)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.
6)	As on December 31, 2007, no investor complaint was outstanding. The Company received and resolved 1 complaint during the fourth quarter. There is no complaint unresolved as on March 31, 2008.
7)	Public Shareholding as on March 31, 2008 excludes 12.69% (10.97% as on March 31, 2007) of Citibank NA as Depository for ADR holders.
8)	The Board of Directors has recommended dividend of Rs. 15/- per share of Rs.10/- each for the financial year 2007-08 (Previous year Rs. 15/- per share), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.
9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the year ended March 31, 2008.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 28, 2008.

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2008

(Rs. in crores)

Particulars		Year ended March 31,
		2008	2007
1	Sales/Income from operations	40340.79	36922.61
	Less: Excise Duty	4689.31	4561.41
	Net Sales/Income from operations	35651.48	32361.20
2	Other Income	267.48	153.18
3	Total Income [1+2]	35918.96	32514.38
4	Total Expenditure
	(a) Increase in stock-in-trade and work-in-progress	(0.30)	(411.26)
	(b) Consumption of raw materials & components	22057.63	20461.10
	(c) Purchase of traded goods	2318.21	1911.49
	(d) Employee Cost	2745.16	2415.79
	(e) Depreciation and Amortisation	782.07	688.09
	(f) Product development expenses	65.95	85.02
	(g) Other expenditure	4258.50	3935.55
	(h) Exchange gain (net) on revaluation of foreign currency borrowings, deposits and loans given	(137.61)	(65.21)
	(j) Sub Total 4(a) to 4(h)	32089.61	29020.57
5	Interest and Discounting Charges
	(a) Gross interest and discounting charges	1033.52	486.41
	(b) Interest income / Interest capitalised	(290.46)	(80.60)
	(c) Net interest and discounting charges	743.06	405.81
6	Exceptional Items	—	—
7	Profit from Ordinary Activities before tax [3-4-5-6]	3086.29	3088.00
8	Tax Expense	851.54	883.21
9	Net Profit from Ordinary Activities after tax [7-8]	2234.75	2204.79
10	Extraordinary items (net of tax expenses)	—	—
11	Share of Minority Interest	(132.25)	(74.22)
12	Profit in respect of investments in Associate Companies (net)	65.20	39.42
13	Net Profit for the period [9+10+11+12]	2167.70	2169.99
14	Paid-up Equity Share Capital (Face value of Rs.10 each)	385.54	385.41
15	Reserves excluding Revaluation Reserve	8286.47	7310.31
16	Earnings Per Share (EPS)
	Basic EPS before and after extraordinary items Rupees	56.24	56.43
	Diluted EPS before and after extraordinary items Rupees	51.57	53.54

Notes:

1)	Figures for previous year has been regrouped / reclassified wherever necessary.
2)	Automotive operations of the Company and its consolidated subsidiaries represents the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations.

(Rs in crores)

		Year ended March 31,
		2008	2007
A	Segment Revenues
	Net sales / Income from Operations
	- Automotive and related activity	32345.65	29924.14
	- Others	3703.81	2707.89

	Total segment revenue	36049.46	32632.03
	Add / (Less): Inter segment revenue	(397.98)	(270.83)

	Net segment revenue	35651.48	32361.20

B	Segment Results before interest and tax
	- Automotive and related activity	3005.83	3019.25
	- Others	558.25	332.89

	Total segment results	3564.08	3352.14
	Add/(Less):- Inter segment eliminations	(2.21)	(11.51)

	Net Segment Results	3561.87	3340.63
	Add/(Less):- Unallocable income	267.48	153.18
	Add/(Less):- Interest expense	(743.06)	(405.81)

	Total Profit before Tax	3086.29	3088.00

C	Capital employed (segment assets less segment liabilities)
		As at March 31,	As at March 31,
		2008	2007
	- Automotive and related activity	18983.33	14747.43
	- Others	869.41	699.90

	Total Capital employed	19852.74	15447.33
	Add/(Less):- Inter segment	(205.62)	(241.00)

	Capital employed	19647.12	15206.33

3)	The results for the year ended March 31, 2008 include profit / loss of a joint venture company and two associates, considered on the basis of Unaudited Financial Statements, impact of which is not material.

4)	Telco Construction Equipment Company Limited, a subsidiary company has entered into an agreement with the shareholders of Serviplem S.A. and Comoplesa Lebrero S.A. for acquiring equity shareholding of 79% and 60% in the respective companies for Euro 3,91,50,000 (approximately Rs. 246.81 crores). The subsidiary has successfully completed the acquisitions subsequent to the Balance Sheet date.

5)	The Consolidated financial results should be read in conjunction with the notes to the individual financial results of the Company for the year ended March 31, 2008.

6)	The Statutory Auditors have carried out an audit of the results above for the year ended March 31, 2008.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 28, 2008.

Tata Motors Limited

Ratan N Tata
Chairman

Mumbai, May 28, 2008

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.